**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT**

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 2, 2018

_____

**EOG RESOURCES, INC.**
(Exact name of registrant as specified in its charter)

| **Delaware** | **1-9743** | **47-0684736** |
|:---:|:---:|:---:|
| (State or other jurisdiction | (Commission File | (I.R.S. Employer |
| of incorporation) | Number) | Identification No.) |

**1111 Bagby, Sky Lobby 2**
**Houston, Texas  77002**
(Address of principal executive offices) (Zip Code)

**713-651-7000**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**EOG RESOURCES, INC.**

**Item 2.02     Results of Operations and Financial Condition.**

On August 2, 2018, EOG Resources, Inc. issued a press release announcing second quarter 2018 financial and operational results and third quarter and full year 2018 forecast and benchmark commodity pricing information (see Item 7.01 below).  A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference.  This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

**Item 7.01     Regulation FD Disclosure.**

Accompanying the press release announcing second quarter 2018 financial and operational results attached hereto as Exhibit 99.1 is third quarter and full year 2018 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference.  This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

**Item 9.01     Financial Statements and Exhibits.**

(d)     Exhibits

99.1     Press Release of EOG Resources, Inc. dated August 2, 2018 (including the accompanying third quarter and full year 2018 forecast and benchmark commodity pricing information).

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 2, 2018          By:     /s/ TIMOTHY K. DRIGGERS
                                      Timothy K. Driggers
                                      Executive Vice President and Chief Financial Officer
                                      (Principal Financial Officer and Duly Authorized Officer)

EXHIBIT 99.1

**EOG Resources, Inc.**                                    P.O. Box 4362, Houston, TX 77210-4362
**News Release**
**For Further Information Contact:**            <u>**Investors**</u>
                                                                      **David J. Streit**
                                                                      (713) 571-4902
                                                                      **Neel Panchal**
                                                                      (713) 571-4884
                                                                      **W. John Wagner**
                                                                      (713) 571-4404

                                                                      <u>**Media and Investors**</u>
                                                                      **Kimberly M. Ehmer**
                                                                      (713) 571-4676

**EOG Resources Announces Excellent Second Quarter 2018 Results; Adds Two New Premium Shale Plays and Significant Resource Potential in the Powder River Basin; Raises Common Stock Dividend 19 Percent**
- Beats Oil, Natural Gas and NGL Production Targets
- Maintains Full-Year Exploration and Development Expenditure Target
- Announces Powder River Basin Mowry and Niobrara Shale Plays and Expands Turner Sand Inventory, Adding 1,560 Net Premium Drilling Locations and 1.9 BnBoe Net Resource Potential
- Increases Common Stock Dividend a Second Time in 2018; Year-to-Date Increase 31 Percent

FOR IMMEDIATE RELEASE: Thursday, August 2, 2018

HOUSTON - EOG Resources, Inc. (EOG) today reported second quarter 2018 net income of $696.7 million, or $1.20 per share. This compares to second quarter 2017 net income of $23.1 million, or $0.04 per share.

Adjusted non-GAAP net income for the second quarter 2018 was $794.9 million, or $1.37 per share, compared to adjusted non-GAAP net income of $46.7 million, or $0.08 per share, for the same prior year period.

EOG's premium portfolio of high-return plays generated strong financial performance in the second quarter 2018. Higher commodity prices, increased production volumes and overall per-unit cost reductions resulted in a dramatic increase in adjusted non-GAAP net income, compared to the second quarter 2017. Higher commodity prices and production volumes also resulted in significant increases in discretionary cash flow and adjusted EBITDAX. Adjusted non-GAAP net income is calculated by matching hedge realizations to settlement months and making certain other adjustments in order to exclude non-recurring and certain other items. Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.

## Operational Highlights

EOG grew total crude oil production 15 percent year-over-year to 384,600 barrels of oil per day (Bopd), setting a company record. Total company production increased 16 percent in the second quarter 2018 compared to the same prior year period. Growth in the Delaware Basin, Eagle Ford and Powder River Basin drove EOG's strong performance. The company maintained its target for 18 percent crude oil growth for full year 2018.

Total per-unit operating expenses declined during the second quarter 2018 compared to the same prior year period. A 16 percent reduction in depreciation, depletion and amortization rates and an 18 percent decrease in transportation rates were the largest contributors to the overall per-unit cost reduction.

EOG maintained its forecast for 2018 exploration and development expenditures of $5.4 to $5.8 billion, excluding acquisitions and non-cash transactions. The company also maintained its target to reduce average well costs by five percent in 2018.

"EOG delivered a strong quarter, meeting or exceeding expectations for production volumes, price realizations and operating expenses," said William R. "Bill" Thomas, Chairman and Chief Executive Officer. "The EOG machine is firing on all cylinders. We grew crude oil production in five operating areas while reducing costs. Our disciplined investments across a diverse array of premium plays are generating record rates of return."

## Dividend Increase

EOG's Board of Directors increased the cash dividend on the common stock by 19 percent. Effective with the dividend payable October 31, 2018, to holders of record as of October 17, 2018, the board declared a quarterly dividend of $0.22 per share on the common stock. The indicated annual rate is $0.88 per share.

"EOG's premium drilling strategy has reset the profitability of the company and we are confident our premium investments can sustain a larger dividend. Therefore, we increased the common stock dividend for a second time in 2018, reaffirming our commitment to deliver more value for long-term stockholders," Thomas said.

## Powder River Basin

EOG significantly expanded the estimated resource potential of its 400,000 net acre position in the pressure cell of the Powder River Basin in Wyoming. The Mowry and Niobrara shales along with the Turner sand have combined estimated net resource potential of 2.1 billion barrels of oil equivalent (BnBoe). The company has identified over 1,600 net premium drilling locations, representing more than

30 years of drilling inventory at the current pace.  The Powder River Basin is now EOG's third largest asset.

EOG is operating a two-rig program in 2018 and expects to complete approximately 45 net wells. Targeted well costs across these plays range from $4.5 to $6.1 million per well.  These costs have declined significantly due to faster drilling speeds and more efficient completion operations.  The company plans to increase its drilling activity during 2019 and install additional infrastructure in preparation for initiating a long-term development program.

EOG has identified 141,000 net acres prospective for the Mowry.  The company has identified an initial 875 net premium locations with estimated net resource potential of 1.2 BnBoe.  EOG completed two Mowry wells in the second quarter.  The Ballista 204-1102H and the Flatbow 423-1720H were completed with an average treated lateral length of 9,100 feet per well and average 30-day initial production rates per well of 2,190 barrels of oil equivalent per day (Boed), or 760 Bopd, 495 barrels per day (Bpd) of natural gas liquids (NGLs) and 5.6 million cubic feet per day (MMcfd) of natural gas.  Well costs are targeted at $6.1 million for a 9,500 foot lateral well.  Reserves per well are estimated to be 1,400 thousand barrels of oil equivalent (MBoe), net after royalty, with an oil mix of 28 percent.

In the Niobrara, EOG has identified 89,000 prospective net acres with an initial 555 net premium locations.  The Niobrara has estimated net resource potential of 640 million barrels of oil equivalent (MMBoe).  Reserves per well are estimated to be 1,150 MBoe, net after royalty, with a 48 percent oil mix. Targeted well cost is $5.9 million for a 9,500 foot lateral well.

EOG has completed five horizontal Niobrara wells in the past two years.  The Ballista 213-1301H was brought to sales in June 2016 with a treated lateral length of 9,500 feet and 30-day initial production rate of 2,090 Boed, or 1,180 Bopd, 310 Bpd of NGLs and 3.6 MMcfd of natural gas.  Since coming on-line, the well has produced 225,000 barrels of crude oil and over one billion cubic feet of natural gas.

EOG holds 169,000 net acres prospective for the Turner with 200 net premium locations remaining to be drilled.  The company has completed 50 wells in the play since the last premium inventory assessment in 2017.  Reserves per well are estimated to be 500 MBoe, net after royalty, with a 46 percent oil mix.  Targeted well cost is $4.5 million for an 8,000 foot lateral well.

In the second quarter, EOG completed seven Turner wells with an average well cost of $4.1 million per well.  These wells were completed with an average treated lateral length of 6,200 feet per well and average 30-day initial production rates per well of 915 Boed, or 760 Bopd, 50 Bpd of NGLs and 0.6 MMcfd of natural gas.

"These two new high-return plays in the Powder River Basin further diversify EOG's premium portfolio, supporting high-return organic growth," Thomas said. "We acquired the acreage at low cost and applied our industry-leading exploration expertise to identify the best targets.  We further leveraged this position with our low-cost operating culture. The Powder River Basin, with 2.1 BnBoe of resource potential, is poised to become a major asset in EOG's diverse portfolio of premium plays."

## Delaware Basin

EOG has identified an additional 375 net undrilled premium locations in the Delaware Basin, raising the total to 4,815 locations and more than replacing the 250 locations drilled since the last premium inventory assessment in 2017. Cost reductions from infrastructure investments and the delineation of additional drilling targets supported the identification of the new premium locations.

During the second quarter 2018, EOG continued development of its 416,000 net acre position in the Delaware Basin with ongoing testing of additional targets and spacing. Lateral lengths increased further during the quarter, and the company increased its use of locally sourced sand beginning in June. Operations also commenced at additional locations on EOG's new crude oil gathering system commissioned earlier in 2018.

In the Delaware Basin Wolfcamp, EOG completed the Quanah Parker 8H-11H. This four-well package was drilled on 440-foot spacing staggered across two target intervals. The wells were completed with an average treated lateral length of 9,900 feet per well and average 30-day initial production rates per well of 2,565 Boed, or 1,535 Bopd, 525 Bpd of NGLs and 3.0 MMcfd of natural gas.

In the Delaware Basin Second Bone Spring, EOG completed the Bandit 29 State Com 501H-503H and 504Y, a four-well package with an average treated lateral length of 7,100 feet per well and average 30-day initial production rates per well of 2,410 Boed, or 2,035 Bopd, 170 Bpd of NGLs and 1.3 MMcfd of natural gas.

## South Texas Eagle Ford and Austin Chalk

EOG also updated its premium inventory in the Eagle Ford, which now stands at 2,300 net undrilled premium locations. The company completed 270 net wells since the last premium inventory assessment in 2017. Lower well costs and further efficiencies from shifting to longer laterals enabled EOG to convert 145 additional locations to premium.

The South Texas Eagle Ford remained a focal point of EOG's high-rate-of-return drilling program in the second quarter 2018. With approximately two-thirds of the 7,200 total identified drilling locations remaining to be developed, the company is utilizing the flexibility of its contiguous 520,000 net acre position in the oil window of this world-class play to increase the size of drilling units to accommodate longer-lateral wells. Wells completed in the second quarter had average treated lateral lengths of 7,200 feet per well. In the western half of the field, wells completed in the second quarter had average treated lateral lengths in excess of 10,000 feet per well. At the same time, EOG continues to test various spacing patterns and lateral targets. Strong well results speak to the play's status as an important contributor to total company crude oil production growth.

Notable wells in the second quarter included the Sandies Creek A-F 1H-6H, a six-well package in DeWitt County, TX with an average treated lateral length of 6,500 feet per well and average 30-day initial production rates per well of 3,205 Boed, or 2,320 Bopd, 450 Bpd of NGLs and 2.6 MMcfd of natural gas. In Karnes County, TX, EOG completed the Hickok 5H-8H, a four-well package with an average treated lateral length of 5,000 feet per well and average 30-day initial production rates per well of 2,685 Boed, or 2,020 Bopd, 340 Bpd of NGLs and 2.0 MMcfd of natural gas. On the western side of the Eagle Ford in McMullen County, TX, EOG completed the Antrim Cook Unit 15H-18H, a four-well package with an average treated lateral length of 11,200 feet per well and average 30-day initial production rates per well of 2,240 Boed, or 2,210 Bopd, 15 Bpd of NGLs and 0.1 MMcfd of natural gas.

EOG also continued delineation of the South Texas Austin Chalk, completing five wells in the second quarter 2018.

**Williston Basin and DJ Basin**

During the second quarter 2018, EOG resumed completion activity in the Williston Basin as part of its seasonal development program and continued development of its premium DJ Basin Codell play in Wyoming. The company further lowered well costs by improving drilling and completion times and making other efficiency improvements.

In the North Dakota Williston Basin, EOG drilled nine wells and began production from two wells in the second quarter. The Clarks Creek 108 and 155-0706H targeted the Three Forks formation in McKenzie County, ND and were completed with an average treated lateral length of 9,200 feet per well and average 30-day initial production rates per well of 2,980 Boed, or 2,240 Bopd, 345 Bpd of NGLs and 2.4 MMcfd of natural gas.

EOG began production from eight wells in the DJ Basin during the second quarter 2018. In particular, a four-well package of DJ Basin Codell wells in Laramie County, WY, the Windy 576 and 577-1702H and the Windy 591 and 593-1705H, was completed with an average treated lateral length of 9,300 feet per well and average 30-day initial production rates per well of 870 Boed, or 755 Bopd, 70 Bpd of NGLs and 0.3 MMcfd of natural gas. All four of these wells are premium. They were drilled in an average of 4.4 days per well with an average cost of $3.4 million per well.

**Capital Structure**

At June 30, 2018, EOG's total debt outstanding was $6.4 billion for a debt-to-total capitalization ratio of 27 percent. Considering cash on the balance sheet at the end of the second quarter, EOG's net debt was $5.4 billion for a net debt-to-total capitalization ratio of 24 percent. For a reconciliation of non-GAAP measures to GAAP measures, please refer to the attached tables.

## Hedging Activity

During the second quarter 2018, EOG entered into additional crude oil derivative contracts. A comprehensive summary of crude oil and natural gas derivative contracts is provided in the attached tables.

## Conference Call August 3, 2018

EOG's second quarter 2018 results conference call will be available via live audio webcast at 9 a.m. Central time (10 a.m. Eastern time) on Friday, August 3, 2018. To listen, log on to the Investors Overview page on the EOG website at http://investors.eogresources.com/overview. The webcast will be archived on EOG's website for one year.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production, costs and asset sales, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "aims," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, reduce or otherwise control operating and capital costs, generate income or cash flows, pay down indebtedness or pay and/or increase dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Furthermore, EOG has presented or referenced herein or in its accompanying disclosures certain forward-looking, non-GAAP financial measures, such as free cash flow and discretionary cash flow, and certain related estimates regarding future performance, results and financial position. These forward-looking measures and estimates are intended to be illustrative only and are not intended to reflect the results that EOG will necessarily achieve for the period(s) presented. EOG's actual results may differ materially from the measure and estimates presented or referenced herein. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, produce reserves and achieve anticipated production levels from, and maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects;
- the extent to which EOG is successful in its efforts to market its crude oil and condensate, natural gas liquids, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, transportation and refining facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations; environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations imposing conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;

- political conditions and developments around the world (such as political instability and armed conflict), including in the areas in which EOG operates;

- the use of competing energy sources and the development of alternative energy sources;

- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;

- acts of war and terrorism and responses to these acts;

- physical, electronic and cyber security breaches; and

- the other factors described under ITEM 1A, Risk Factors, on pages 14 through 23 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration and extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

###

## EOG RESOURCES, INC.
### Financial Report
**(Unaudited; in millions, except per share data)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | **2018** | **2017** | **2018** | **2017** |
| Operating Revenues and Other | $ 4,238.1 | $ 2,612.5 | $ 7,919.2 | $ 5,223.0 |
| Net Income | $ 696.7 | $ 23.1 | $ 1,335.3 | $ 51.6 |
| Net Income Per Share | | | | |
| Basic | $ 1.21 | $ 0.04 | $ 2.32 | $ 0.09 |
| Diluted | $ 1.20 | $ 0.04 | $ 2.30 | $ 0.09 |
| Average Number of Common Shares | | | | |
| Basic | 576.1 | 574.4 | 576.0 | 574.2 |
| Diluted | 580.4 | 578.5 | 580.0 | 578.6 |

### Summary Income Statements
**(Unaudited; in thousands, except per share data)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | **2018** | **2017** | **2018** | **2017** |
| **Operating Revenues and Other** | | | | |
| Crude Oil and Condensate | $ 2,377,528 | $ 1,445,454 | $ 4,478,836 | $ 2,875,515 |
| Natural Gas Liquids | 286,354 | 146,907 | 507,769 | 300,351 |
| Natural Gas | 300,845 | 224,008 | 600,611 | 454,610 |
| Gains (Losses) on Mark-to-Market Commodity Derivative Contracts | (185,883) | 9,446 | (245,654) | 71,466 |
| Gathering, Processing and Marketing | 1,436,436 | 778,797 | 2,538,258 | 1,505,334 |
| Losses on Asset Dispositions, Net | (6,317) | (8,916) | (21,286) | (25,674) |
| Other, Net | 29,114 | 16,776 | 60,705 | 41,435 |
| Total | 4,238,077 | 2,612,472 | 7,919,239 | 5,223,037 |
| **Operating Expenses** | | | | |
| Lease and Well | 314,604 | 255,186 | 614,668 | 510,963 |
| Transportation Costs | 177,797 | 186,356 | 354,754 | 365,070 |
| Gathering and Processing Costs | 109,169 | 34,746 | 210,514 | 72,890 |
| Exploration Costs | 47,478 | 34,711 | 82,314 | 91,605 |
| Dry Hole Costs | 4,902 | 27 | 4,902 | 27 |
| Impairments | 51,708 | 78,934 | 116,317 | 272,121 |
| Marketing Costs | 1,420,463 | 790,599 | 2,526,853 | 1,527,135 |
| Depreciation, Depletion and Amortization | 848,674 | 865,384 | 1,597,265 | 1,681,420 |
| General and Administrative | 104,083 | 108,507 | 198,781 | 205,745 |
| Taxes Other Than Income | 194,268 | 130,114 | 373,352 | 260,407 |
| Total | 3,273,146 | 2,484,564 | 6,079,720 | 4,987,383 |
| Operating Income | 964,931 | 127,908 | 1,839,519 | 235,654 |
| Other Income (Expense), Net | (8,551) | 4,972 | (7,824) | 8,123 |
| Income Before Interest Expense and Income Taxes | 956,380 | 132,880 | 1,831,695 | 243,777 |
| Interest Expense, Net | 63,444 | 70,413 | 125,400 | 141,928 |
| Income Before Income Taxes | 892,936 | 62,467 | 1,706,295 | 101,849 |
| Income Tax Provision | 196,205 | 39,414 | 370,975 | 50,279 |
| **Net Income** | $ 696,731 | $ 23,053 | $ 1,335,320 | $ 51,570 |
| Dividends Declared per Common Share | $ 0.1850 | $ 0.1675 | $ 0.3700 | $ 0.3350 |

**EOG RESOURCES, INC.**
**Operating Highlights**
**(Unaudited)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2018** | **2017** | **2018** | **2017** |
| **Wellhead Volumes and Prices** | | | | |
| Crude Oil and Condensate Volumes (MBbld) [(A)] | | | | |
| United States | 379.2 | 333.1 | 369.5 | 322.8 |
| Trinidad | 0.8 | 0.8 | 0.9 | 0.8 |
| Other International [(B)] | 4.6 | 0.8 | 3.6 | 1.6 |
| Total | 384.6 | 334.7 | 374.0 | 325.2 |
| Average Crude Oil and Condensate Prices ($/Bbl) [(C)] | | | | |
| United States | $ 67.91 | $ 47.51 | $ 66.13 | $ 48.89 |
| Trinidad | 60.57 | 39.64 | 57.59 | 40.63 |
| Other International [(B)] | 70.88 | 35.13 | 71.14 | 44.66 |
| Composite | 67.93 | 47.46 | 66.16 | 48.85 |
| Natural Gas Liquids Volumes (MBbld) [(A)] | | | | |
| United States | 112.9 | 86.6 | 106.8 | 82.7 |
| Other International [(B)] | — | — | — | — |
| Total | 112.9 | 86.6 | 106.8 | 82.7 |
| Average Natural Gas Liquids Prices ($/Bbl) [(C)] | | | | |
| United States | $ 27.86 | $ 18.65 | $ 26.27 | $ 20.06 |
| Other International [(B)] | — | — | — | — |
| Composite | 27.86 | 18.65 | 26.27 | 20.06 |
| Natural Gas Volumes (MMcfd) [(A)] | | | | |
| United States | 914 | 755 | 884 | 742 |
| Trinidad | 282 | 320 | 288 | 314 |
| Other International [(B)] | 32 | 21 | 30 | 21 |
| Total | 1,228 | 1,096 | 1,202 | 1,077 |
| Average Natural Gas Prices ($/Mcf) [(C)] | | | | |
| United States | $ 2.56 | $ 2.14 | $ 2.65 | $ 2.23 |
| Trinidad | 2.98 | 2.40 | 2.93 | 2.48 |
| Other International [(B)] | 4.10 | 3.66 | 4.22 | 3.71 |
| Composite | 2.69 [(D)] | 2.25 | 2.76 [(D)] | 2.33 |
| Crude Oil Equivalent Volumes (MBoed) [(E)] | | | | |
| United States | 644.4 | 545.6 | 623.6 | 529.2 |
| Trinidad | 47.8 | 54.1 | 48.8 | 53.1 |
| Other International [(B)] | 10.0 | 4.2 | 8.8 | 5.1 |
| Total | 702.2 | 603.9 | 681.2 | 587.4 |
| Total MMBoe [(E)] | 63.9 | 55.0 | 123.3 | 106.3 |

(A) Thousand barrels per day or million cubic feet per day, as applicable.

(B) Other International includes EOG's United Kingdom, China and Canada operations.

(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments (see Note 12 to the Condensed Consolidated Financial Statements on EOG's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018).

(D) Includes positive revenue adjustments of $0.39 per Mcf and $0.40 per Mcf for the three and six months ended June 30, 2018, respectively, related to the adoption of ASU 2014-09, "Revenue From Contracts with Customers" (ASU 2014-09) (see Note 1 to the Condensed Consolidated Financial Statements on EOG's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018). In connection with the adoption of ASU 2014-09, EOG presents natural gas processing fees relating to certain processing and marketing agreements as Gathering and Processing Costs, instead of a deduction to Natural Gas revenues.

(E) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, NGLs and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or NGLs to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

**EOG RESOURCES, INC.**
**Summary Balance Sheets**
**(Unaudited; in thousands, except share data)**

| | June 30, 2018 | December 31, 2017 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 1,008,215 | $ 834,228 |
| Accounts Receivable, Net | 1,907,990 | 1,597,494 |
| Inventories | 670,994 | 483,865 |
| Assets from Price Risk Management Activities | 1,840 | 7,699 |
| Income Taxes Receivable | 364,119 | 113,357 |
| Other | 278,694 | 242,465 |
| Total | 4,231,852 | 3,279,108 |
| **Property, Plant and Equipment** | | |
| Oil and Gas Properties (Successful Efforts Method) | 55,319,050 | 52,555,741 |
| Other Property, Plant and Equipment | 4,141,479 | 3,960,759 |
| Total Property, Plant and Equipment | 59,460,529 | 56,516,500 |
| Less: Accumulated Depreciation, Depletion and Amortization | (32,306,734) | (30,851,463) |
| Total Property, Plant and Equipment, Net | 27,153,795 | 25,665,037 |
| **Deferred Income Taxes** | 17,067 | 17,506 |
| **Other Assets** | 689,666 | 871,427 |
| **Total Assets** | $ 32,092,380 | $ 29,833,078 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts Payable | $ 2,336,952 | $ 1,847,131 |
| Accrued Taxes Payable | 213,461 | 148,874 |
| Dividends Payable | 106,569 | 96,410 |
| Liabilities from Price Risk Management Activities | 195,457 | 50,429 |
| Current Portion of Long-Term Debt | 1,262,540 | 356,235 |
| Other | 182,322 | 226,463 |
| Total | 4,297,301 | 2,725,542 |
| **Long-Term Debt** | 5,172,257 | 6,030,836 |
| **Other Liabilities** | 1,304,624 | 1,275,213 |
| **Deferred Income Taxes** | 3,865,804 | 3,518,214 |
| **Commitments and Contingencies** | | |
| **Stockholders' Equity** | | |
| Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized and 579,597,990 Shares Issued at June 30, 2018 and 578,827,768 Shares Issued at December 31, 2017 | 205,796 | 205,788 |
| Additional Paid in Capital | 5,591,643 | 5,536,547 |
| Accumulated Other Comprehensive Loss | (17,512) | (19,297) |
| Retained Earnings | 11,714,656 | 10,593,533 |
| Common Stock Held in Treasury, 410,969 Shares at June 30, 2018 and 350,961 Shares at December 31, 2017 | (42,189) | (33,298) |
| Total Stockholders' Equity | 17,452,394 | 16,283,273 |
| **Total Liabilities and Stockholders' Equity** | $ 32,092,380 | $ 29,833,078 |

**EOG RESOURCES, INC.**
**Summary Statements of Cash Flows**
**(Unaudited; in thousands)**

|  | Six Months Ended June 30, | |
| --- | --- | --- |
|  | 2018 | 2017 |
| **Cash Flows from Operating Activities** | | |
| Reconciliation of Net Income to Net Cash Provided by Operating Activities: | | |
| Net Income | $ 1,335,320 | $ 51,570 |
| Items Not Requiring (Providing) Cash | | |
| Depreciation, Depletion and Amortization | 1,597,265 | 1,681,420 |
| Impairments | 116,317 | 272,121 |
| Stock-Based Compensation Expenses | 67,289 | 58,061 |
| Deferred Income Taxes | 347,586 | 35,162 |
| Losses on Asset Dispositions, Net | 21,286 | 25,674 |
| Other, Net | 13,507 | (6,691) |
| Dry Hole Costs | 4,902 | 27 |
| Mark-to-Market Commodity Derivative Contracts | | |
| Total (Gains) Losses | 245,654 | (71,466) |
| Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts | (88,334) | 2,591 |
| Other, Net | (261) | (185) |
| Changes in Components of Working Capital and Other Assets and Liabilities | | |
| Accounts Receivable | (309,751) | 103,786 |
| Inventories | (192,219) | (6,129) |
| Accounts Payable | 455,977 | 76,704 |
| Accrued Taxes Payable | 22,535 | (39,124) |
| Other Assets | (62,843) | (61,089) |
| Other Liabilities | (53,168) | (66,869) |
| Changes in Components of Working Capital Associated with Investing and Financing Activities | (27,279) | (79,138) |
| **Net Cash Provided by Operating Activities** | 3,493,783 | 1,976,425 |
| **Investing Cash Flows** | | |
| Additions to Oil and Gas Properties | (2,980,286) | (1,885,417) |
| Additions to Other Property, Plant and Equipment | (144,858) | (88,076) |
| Proceeds from Sales of Assets | 8,276 | 175,260 |
| Changes in Components of Working Capital Associated with Investing Activities | 27,250 | 79,138 |
| **Net Cash Used in Investing Activities** | (3,089,618) | (1,719,095) |
| **Financing Cash Flows** | | |
| Dividends Paid | (203,610) | (192,984) |
| Treasury Stock Purchased | (32,023) | (21,678) |
| Proceeds from Stock Options Exercised and Employee Stock Purchase Plan | 11,145 | 9,608 |
| Repayment of Capital Lease Obligation | (3,354) | (3,251) |
| Changes in Components of Working Capital Associated with Financing Activities | 29 | — |
| **Net Cash Used in Financing Activities** | (227,813) | (208,305) |
| **Effect of Exchange Rate Changes on Cash** | (2,365) | 523 |
| **Increase in Cash and Cash Equivalents** | 173,987 | 49,548 |
| **Cash and Cash Equivalents at Beginning of Period** | 834,228 | 1,599,895 |
| **Cash and Cash Equivalents at End of Period** | $ 1,008,215 | $ 1,649,443 |

**EOG RESOURCES, INC.**
**Second Quarter 2018 Well Results by Play**
**(Unaudited)**

| | Wells Online | | | Initial Gross 30-Day Average Production Rate | | | |
|---|---|---|---|---|---|---|---|
| | Gross | Net | Lateral Length (ft) | Crude Oil and Condensate (Bbld) (A) | Natural Gas Liquids (Bbld) (A) | Natural Gas (MMcfd) (A) | Crude Oil Equivalent (Boed) (B) |
| Delaware Basin | | | | | | | |
| Wolfcamp | 62 | 58 | 6,400 | 1,255 | 320 | 2.3 | 1,960 |
| Bone Spring | 13 | 9 | 5,700 | 1,150 | 190 | 1.6 | 1,615 |
| Leonard | 7 | 3 | 4,500 | 965 | 350 | 2.6 | 1,745 |
| South Texas Eagle Ford | 74 | 67 | 7,200 | 1,530 | 195 | 1.1 | 1,920 |
| South Texas Austin Chalk | 5 | 5 | 7,900 | 2,355 | 470 | 2.7 | 3,275 |
| Powder River Basin Turner | 7 | 6 | 6,200 | 760 | 50 | 0.6 | 915 |
| DJ Basin Codell | 8 | 4 | 9,300 | 675 | 55 | 0.2 | 765 |
| Williston Basin Bakken/ Three Forks | 2 | 2 | 9,200 | 2,240 | 345 | 2.4 | 2,980 |

(A)  Barrels per day or million cubic feet per day, as applicable.

(B)  Barrels of oil equivalent per day; includes crude oil and condensate, natural gas liquids and natural gas.  Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas.

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of Adjusted Net Income (Non-GAAP)**
**To Net Income (GAAP)**
**(Unaudited; in thousands, except per share data)**

The following chart adjusts the three-month and six-month periods ended June 30, 2018 and 2017 reported Net Income (GAAP) to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (gains) losses from these transactions, to eliminate the net losses on asset dispositions in 2018 and 2017, to add back impairment charges related to certain of EOG's assets in 2018 and 2017, to add back an early lease termination payment as the result of a legal settlement in 2017, to add back the transaction costs for the formation of a joint venture in 2017 and to eliminate certain adjustments in 2018 related to the 2017 U.S. tax reform. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

| | Three Months Ended June 30, 2018 | | | | Three Months Ended June 30, 2017 | | | |
|---|---|---|---|---|---|---|---|---|
| | Before Tax | Income Tax Impact | After Tax | Diluted Earnings per Share | Before Tax | Income Tax Impact | After Tax | Diluted Earnings per Share |
| **Reported Net Income (GAAP)** | $ 892,936 | $ (196,205) | $ 696,731 | $ 1.20 | $ 62,467 | $ (39,414) | $ 23,053 | $ 0.04 |
| Adjustments: | | | | | | | | |
| (Gains) Losses on Mark-to-Market Commodity Derivative Contracts | 185,883 | (40,944) | 144,939 | 0.25 | (9,446) | 3,426 | (6,020) | (0.01) |
| Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts | (66,369) | 14,619 | (51,750) | (0.09) | 679 | (245) | 434 | — |
| Add: Net Losses on Asset Dispositions | 6,317 | (1,375) | 4,942 | 0.01 | 8,916 | (3,151) | 5,765 | 0.01 |
| Add: Impairments | — | — | — | — | 23,397 | (8,477) | 14,920 | 0.03 |
| Add: Legal Settlement - Early Lease Termination | — | — | — | — | 10,202 | (3,657) | 6,545 | 0.01 |
| Add: Joint Venture Transaction Costs | — | — | — | — | 3,056 | (1,095) | 1,961 | — |
| Adjustments to Net Income | 125,831 | (27,700) | 98,131 | 0.17 | 36,804 | (13,199) | 23,605 | 0.04 |
| **Adjusted Net Income (Non-GAAP)** | $ 1,018,767 | $ (223,905) | $ 794,862 | $ 1.37 | $ 99,271 | $ (52,613) | $ 46,658 | $ 0.08 |
| Average Number of Common Shares (GAAP) | | | | | | | | |
| Basic | | | 576,135 | | | | 574,439 | |
| Diluted | | | 580,375 | | | | 578,483 | |

| | Six Months Ended June 30, 2018 | | | | Six Months Ended June 30, 2017 | | | |
|---|---|---|---|---|---|---|---|---|
| | Before Tax | Income Tax Impact | After Tax | Diluted Earnings per Share | Before Tax | Income Tax Impact | After Tax | Diluted Earnings per Share |
| **Reported Net Income (GAAP)** | $ 1,706,295 | $ (370,975) | $ 1,335,320 | $ 2.30 | $ 101,849 | $ (50,279) | $ 51,570 | $ 0.09 |
| Adjustments: | | | | | | | | |
| (Gains) Losses on Mark-to-Market Commodity Derivative Contracts | 245,654 | (54,110) | 191,544 | 0.33 | (71,466) | 25,617 | (45,849) | (0.08) |
| Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts | (88,334) | 19,457 | (68,877) | (0.12) | 2,591 | (929) | 1,662 | — |
| Add: Net Losses on Asset Dispositions | 21,286 | (4,699) | 16,587 | 0.03 | 25,674 | (8,887) | 16,787 | 0.03 |
| Add: Impairments | 20,876 | (4,598) | 16,278 | 0.03 | 161,148 | (57,764) | 103,384 | 0.18 |
| Add: Legal Settlement - Early Lease Termination | — | — | — | — | 10,202 | (3,657) | 6,545 | 0.01 |
| Add: Joint Venture Transaction Costs | — | — | — | — | 3,056 | (1,095) | 1,961 | — |
| Less: Tax Reform Impact | — | (6,524) | (6,524) | (0.01) | — | — | — | — |
| Adjustments to Net Income | 199,482 | (50,474) | 149,008 | 0.26 | 131,205 | (46,715) | 84,490 | 0.14 |
| **Adjusted Net Income (Non-GAAP)** | $ 1,905,777 | $ (421,449) | $ 1,484,328 | $ 2.56 | $ 233,054 | $ (96,994) | $ 136,060 | $ 0.23 |
| Average Number of Common Shares (GAAP) | | | | | | | | |
| Basic | | | 575,953 | | | | 574,162 | |
| Diluted | | | 580,007 | | | | 578,573 | |

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of Discretionary Cash Flow (Non-GAAP)**
**To Net Cash Provided by Operating Activities (GAAP)**
**(Unaudited; in thousands)**

**Calculation of Free Cash Flow (Non-GAAP)**
**(Unaudited; in thousands)**

The following chart reconciles the three-month and six-month periods ended June 30, 2018 and 2017 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Other Non-Current Income Taxes - Net Receivable, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG defines Free Cash Flow (Non-GAAP) for a given period as Discretionary Cash Flow (Non-GAAP) (see below reconciliation) for such period less the total cash capital expenditures excluding acquisitions incurred (Non-GAAP) during such period and dividends paid (GAAP) during such period, as is illustrated below for the six months ended June 30, 2018. EOG management uses this information for comparative purposes within the industry.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2018** | **2017** | **2018** | **2017** |
| Net Cash Provided by Operating Activities (GAAP) | $ 1,941,617 | $ 1,078,376 | $ 3,493,783 | $ 1,976,425 |
| Adjustments: | | | | |
| Exploration Costs (excluding Stock-Based Compensation Expenses) | 41,748 | 29,402 | 69,684 | 80,136 |
| Other Non-Current Income Taxes - Net Receivable | 73,441 | — | 192,362 | — |
| Changes in Components of Working Capital and Other Assets and Liabilities | | | | |
| Accounts Receivable | 200,097 | (75,098) | 309,751 | (103,786) |
| Inventories | 85,420 | 30,865 | 192,219 | 6,129 |
| Accounts Payable | (402,325) | (56,278) | (455,977) | (76,704) |
| Accrued Taxes Payable | (585) | 511 | (22,535) | 39,124 |
| Other Assets | 53,980 | 16,412 | 62,843 | 61,089 |
| Other Liabilities | 24,113 | 15,618 | 53,168 | 66,869 |
| Changes in Components of Working Capital Associated with Investing and Financing Activities | 45,267 | 15,814 | 27,279 | 79,138 |
| Discretionary Cash Flow (Non-GAAP) | $ 2,062,773 | $ 1,055,622 | $ 3,922,577 | $ 2,128,420 |
| | | | | |
| Discretionary Cash Flow (Non-GAAP) - Percentage Increase | **95%** | | **84%** | |
| | | | | |
| Discretionary Cash Flow (Non-GAAP) | | | $ 3,922,577 | |
| Less: | | | | |
| Total Cash Expenditures Excluding Acquisitions (Non-GAAP) [(a)] | | | (3,198,028) | |
| Dividends Paid (GAAP) | | | (203,610) | |
| Free Cash Flow (Non-GAAP) | | | $ 520,939 | |

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Expenditures Excluding Acquisitions (Non-GAAP) for the six months ended June 30, 2018:

| | | |
|---|---|---|
| Total Expenditures (GAAP) | $ | 3,373,573 |
| Less: | | |
| Asset Retirement Costs | | (30,956) |
| Non-Cash Capital Lease Expenditures | | (47,680) |
| Non-Cash Acquisition Costs of Unproved Properties | | (60,002) |
| Acquisition Costs of Proved Properties | | (36,907) |
| Total Cash Expenditures Excluding Acquisitions (Non-GAAP) | $ | 3,198,028 |

## EOG RESOURCES, INC.
### Quantitative Reconciliation of Adjusted Earnings Before Interest Expense, Net, Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs, Impairments and Additional Items (Adjusted EBITDAX) (Non-GAAP) to Net Income (GAAP)
**(Unaudited; in thousands)**

The following chart adjusts the three-month and six-month periods ended June 30, 2018 and 2017 reported Net Income (GAAP) to Earnings Before Interest Expense (Net), Income Taxes (Income Tax Provision), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (MTM) (gains) losses from these transactions and to eliminate the losses on asset dispositions (Net). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Net Income (GAAP) to add back Interest Expense (Net), Income Taxes (Income Tax Provision), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | **2018** | **2017** | **2018** | **2017** |
| Net Income (GAAP) | $ 696,731 | $ 23,053 | $ 1,335,320 | $ 51,570 |
| Adjustments: | | | | |
| Interest Expense, Net | 63,444 | 70,413 | 125,400 | 141,928 |
| Income Tax Provision | 196,205 | 39,414 | 370,975 | 50,279 |
| Depreciation, Depletion and Amortization | 848,674 | 865,384 | 1,597,265 | 1,681,420 |
| Exploration Costs | 47,478 | 34,711 | 82,314 | 91,605 |
| Dry Hole Costs | 4,902 | 27 | 4,902 | 27 |
| Impairments | 51,708 | 78,934 | 116,317 | 272,121 |
| EBITDAX (Non-GAAP) | 1,909,142 | 1,111,936 | 3,632,493 | 2,288,950 |
| Total (Gains) Losses on MTM Commodity Derivative Contracts | 185,883 | (9,446) | 245,654 | (71,466) |
| Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts | (66,369) | 679 | (88,334) | 2,591 |
| Losses on Asset Dispositions, Net | 6,317 | 8,916 | 21,286 | 25,674 |
| Adjusted EBITDAX (Non-GAAP) | $ 2,034,973 | $ 1,112,085 | $ 3,811,099 | $ 2,245,749 |
| Adjusted EBITDAX (Non-GAAP) - Percentage Increase | **83%** | | **70%** | |

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of Net Debt (Non-GAAP) and Total**
**Capitalization (Non-GAAP) as Used in the Calculation of**
**The Net Debt-to-Total Capitalization Ratio (Non-GAAP) to**
**Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP)**
**(Unaudited; in millions, except ratio data)**

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

|  | At June 30, 2018 | At December 31, 2017 |
|---|---|---|
| Total Stockholders' Equity - (a) | $ 17,452 | $ 16,283 |
| Current and Long-Term Debt (GAAP) - (b) | 6,435 | 6,387 |
| Less: Cash | (1,008) | (834) |
| Net Debt (Non-GAAP) - (c) | 5,427 | 5,553 |
| Total Capitalization (GAAP) - (a) + (b) | $ 23,887 | $ 22,670 |
| Total Capitalization (Non-GAAP) - (a) + (c) | $ 22,879 | $ 21,836 |
| Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)] | 27% | 28% |
| **Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]** | **24%** | **25%** |

**EOG RESOURCES, INC.**
**Crude Oil and Natural Gas Financial Commodity**
**Derivative Contracts**

EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method. Prices received by EOG for its crude oil production generally vary from NYMEX West Texas Intermediate prices due to adjustments for delivery location (basis) and other factors. EOG has entered into crude oil basis swap contracts in order to fix the differential between pricing in Midland, Texas, and Cushing, Oklahoma (Midland Differential). Presented below is a comprehensive summary of EOG's Midland Differential basis swap contracts through July 27, 2018. The weighted average price differential expressed in $/Bbl represents the amount of reduction to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

**Midland Differential Basis Swap Contracts**

|  | Volume (Bbld) | Weighted Average Price Differential ($/Bbl) |
|---|---|---|
| 2018 |  |  |
| January 1, 2018 through August 31, 2018 (closed) | 15,000 | $ 1.063 |
| September 1, 2018 through December 31, 2018 | 15,000 | 1.063 |
|  |  |  |
| 2019 |  |  |
| January 1, 2019 through December 31, 2019 | 20,000 | $ 1.075 |

EOG has also entered into crude oil basis swap contracts in order to fix the differential between pricing in the U.S. Gulf Coast and Cushing, Oklahoma (Gulf Coast Differential). Presented below is a comprehensive summary of EOG's Gulf Coast Differential basis swap contracts through July 27, 2018. The weighted average price differential expressed in $/Bbl represents the amount of addition to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

**Gulf Coast Differential Basis Swap Contracts**

|  | Volume (Bbld) | Weighted Average Price Differential ($/Bbl) |
|---|---|---|
| 2018 |  |  |
| January 1, 2018 through August 31, 2018 (closed) | 37,000 | $ 3.818 |
| September 1, 2018 through September 30, 2018 | 37,000 | 3.818 |
| October 1, 2018 through December 31, 2018 | 52,000 | 3.911 |
|  |  |  |
| 2019 |  |  |
| January 1, 2019 through December 31, 2019 | 8,000 | $ 5.660 |

Presented below is a comprehensive summary of EOG's crude oil price swap contracts through July 27, 2018, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

**Crude Oil Price Swap Contracts**

|  | Volume (Bbld) | Weighted Average Price ($/Bbl) |
|---|---|---|
| 2018 |  |  |
| January 1, 2018 through June 30, 2018 (closed) | 134,000 | $ 60.04 |
| July 1, 2018 through December 31, 2018 | 134,000 | 60.04 |

Presented below is a comprehensive summary of EOG's natural gas price swap contracts through July 27, 2018, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

**Natural Gas Price Swap Contracts**

| | Volume (MMBtud) | Weighted Average Price ($/MMBtu) |
|---|---|---|
| 2018 | | |
| March 1, 2018 through August 31, 2018 (closed) | 35,000 | $ 3.00 |
| September 1, 2018 through November 30, 2018 | 35,000 | 3.00 |

EOG has sold call options which establish a ceiling price for the sale of notional volumes of natural gas as specified in the call option contracts. The call options require that EOG pay the difference between the call option strike price and either the average or last business day NYMEX Henry Hub natural gas price for the contract month (Henry Hub Index Price) in the event the Henry Hub Index Price is above the call option strike price.

In addition, EOG has purchased put options which establish a floor price for the sale of notional volumes of natural gas as specified in the put option contracts. The put options grant EOG the right to receive the difference between the put option strike price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the put option strike price. Presented below is a comprehensive summary of EOG's natural gas call and put option contracts through July 27, 2018, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

**Natural Gas Option Contracts**

| | Call Options Sold | | Put Options Purchased | |
|---|---|---|---|---|
| | Volume (MMBtud) | Weighted Average Price ($/MMBtu) | Volume (MMBtud) | Weighted Average Price ($/MMBtu) |
| 2018 | | | | |
| March 1, 2018 through August 31, 2018 (closed) | 120,000 | $ 3.38 | 96,000 | $ 2.94 |
| September 1, 2018 through November 30, 2018 | 120,000 | 3.38 | 96,000 | 2.94 |

Definitions

| | |
|---|---|
| Bbld | Barrels per day |
| $/Bbl | Dollars per barrel |
| MMBtud | Million British thermal units per day |
| $/MMBtu | Dollars per million British thermal units |
| NYMEX | U.S. New York Mercantile Exchange |

**EOG RESOURCES, INC.**
**<u>Direct After-Tax Rate of Return (ATROR)</u>**


The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.


**<u>Direct ATROR</u>**

Based on Cash Flow and Time Value of Money

  - Estimated future commodity prices and operating costs

  - Costs incurred to drill, complete and equip a well, including facilities

Excludes Indirect Capital

  - Gathering and Processing and other Midstream

  - Land, Seismic, Geological and Geophysical


Payback ~12 Months on 100% Direct ATROR Wells

First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured


**<u>Return on Equity / Return on Capital Employed</u>**

Based on GAAP Accrual Accounting

Includes All Indirect Capital and Growth Capital for Infrastructure

  - Eagle Ford, Bakken, Permian Facilities

  - Gathering and Processing

Includes Legacy Gas Capital and Capital from Mature Wells

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss)**
**(Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculations of**
**Return on Capital Employed (Non-GAAP) and Return on Equity (Non-GAAP) to Net Interest Expense (GAAP),**
**Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively**
**(Unaudited; in millions, except ratio data)**

The following chart reconciles Net Interest Expense (GAAP), Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss) (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Adjusted Net Income (Loss), Net Debt and Total Capitalization (Non-GAAP) in their ROCE and ROE calculations. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

|  | 2017 | 2016 | 2015 | 2014 | 2013 |
|---|---|---|---|---|---|
| **Return on Capital Employed (ROCE) (Non-GAAP)** | | | | | |
| | | | | | |
| Net Interest Expense (GAAP) | $ 274 | $ 282 | $ 237 | $ 201 | |
| Tax Benefit Imputed (based on 35%) | (96) | (99) | (83) | (70) | |
| After-Tax Net Interest Expense (Non-GAAP) - (a) | $ 178 | $ 183 | $ 154 | $ 131 | |
| | | | | | |
| Net Income (Loss) (GAAP) - (b) | $ 2,583 | $ (1,097) | $ (4,525) | $ 2,915 | |
| Adjustments to Net Income (Loss), Net of Tax (See Accompanying Schedules) | (1,934) (a) | 204 (b) | 4,559 (c) | (199) (d) | |
| Adjusted Net Income (Loss) (Non-GAAP) - (c) | $ 649 | $ (893) | $ 34 | $ 2,716 | |
| | | | | | |
| Total Stockholders' Equity Before Retained Earnings Adjustment (GAAP) - (d) | $16,283 | $13,982 | $12,943 | $17,713 | $ 15,418 |
| Less: Tax Reform Impact | (2,169) | — | — | — | — |
| Total Stockholders' Equity (Non-GAAP) - (e) | $14,114 | $13,982 | $12,943 | $17,713 | $ 15,418 |
| | | | | | |
| Average Total Stockholders' Equity (GAAP) * - (f) | $15,133 | $13,463 | $15,328 | $16,566 | |
| | | | | | |
| Average Total Stockholders' Equity (Non-GAAP) * - (g) | $14,048 | $13,463 | $15,328 | $16,566 | |
| | | | | | |
| Current and Long-Term Debt (GAAP) - (h) | $ 6,387 | $ 6,986 | $ 6,655 | $ 5,906 | $ 5,909 |
| Less: Cash | (834) | (1,600) | (719) | (2,087) | (1,318) |
| Net Debt (Non-GAAP) - (i) | $ 5,553 | $ 5,386 | $ 5,936 | $ 3,819 | $ 4,591 |
| | | | | | |
| Total Capitalization (GAAP) - (d) + (h) | $22,670 | $20,968 | $19,598 | $23,619 | $ 21,327 |
| | | | | | |
| Total Capitalization (Non-GAAP) - (e) + (i) | $19,667 | $19,368 | $18,879 | $21,532 | $ 20,009 |
| | | | | | |
| Average Total Capitalization (Non-GAAP) * - (j) | $19,518 | $19,124 | $20,206 | $20,771 | |
| | | | | | |
| **ROCE (GAAP Net Income) - [(a) + (b)] / (j)** | **14.1%** | **-4.8%** | **-21.6%** | **14.7%** | |
| | | | | | |
| **ROCE (Non-GAAP Adjusted Net Income) - [(a) + (c)] / (j)** | **4.2%** | **-3.7%** | **0.9%** | **13.7%** | |
| | | | | | |
| **Return on Equity (ROE)** | | | | | |
| | | | | | |
| **ROE (GAAP) (GAAP Net Income) - (b) / (f)** | **17.1%** | **-8.1%** | **-29.5%** | **17.6%** | |
| | | | | | |
| **ROE (Non-GAAP) (Non-GAAP Adjusted Net Income) - (c) / (g)** | **4.6%** | **-6.6%** | **0.2%** | **16.4%** | |

* Average for the current and immediately preceding year

**Adjustments to Net Income (Loss) (GAAP)**

(a) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2017:

| | Year Ended December 31, 2017 | | | | | |
|---|---|---|---|---|---|---|
| | Before Tax | | Income Tax Impact | | After Tax | |
| Adjustments: | | | | | | |
| Add: Mark-to-Market Commodity Derivative Contracts Impact | $ | (12) | $ | 4 | $ | (8) |
| Add: Impairments of Certain Assets | | 261 | | (93) | | 168 |
| Add: Net Losses on Asset Dispositions | | 99 | | (35) | | 64 |
| Add: Legal Settlement - Early Lease Termination | | 10 | | (4) | | 6 |
| Add: Joint Venture Transaction Costs | | 3 | | (1) | | 2 |
| Add: Joint Interest Billings Deemed Uncollectible | | 5 | | (2) | | 3 |
| Less: Tax Reform Impact | | — | | (2,169) | | (2,169) |
| Total | $ | 366 | $ | (2,300) | $ | (1,934) |

(b) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2016:

| | Year Ended December 31, 2016 | | | | | |
|---|---|---|---|---|---|---|
| | Before Tax | | Income Tax Impact | | After Tax | |
| Adjustments: | | | | | | |
| Add: Mark-to-Market Commodity Derivative Contracts Impact | $ | 77 | $ | (28) | $ | 49 |
| Add: Impairments of Certain Assets | | 321 | | (113) | | 208 |
| Less: Net Gains on Asset Dispositions | | (206) | | 62 | | (144) |
| Add: Trinidad Tax Settlement | | — | | 43 | | 43 |
| Add: Voluntary Retirement Expense | | 42 | | (15) | | 27 |
| Add: Acquisition - State Apportionment Change | | — | | 16 | | 16 |
| Add: Acquisition Costs | | 5 | | — | | 5 |
| Total | $ | 239 | $ | (35) | $ | 204 |

(c) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2015:

| | Year Ended December 31, 2015 | | | | | |
|---|---|---|---|---|---|---|
| | Before Tax | | Income Tax Impact | | After Tax | |
| Adjustments: | | | | | | |
| Add: Mark-to-Market Commodity Derivative Contracts Impact | $ | 668 | $ | (238) | $ | 430 |
| Add: Impairments of Certain Assets | | 6,308 | | (2,183) | | 4,125 |
| Less: Texas Margin Tax Rate Reduction | | — | | (20) | | (20) |
| Add: Legal Settlement - Early Leasehold Termination | | 19 | | (6) | | 13 |
| Add: Severance Costs | | 9 | | (3) | | 6 |
| Add: Net Losses on Asset Dispositions | | 9 | | (4) | | 5 |
| Total | $ | 7,013 | $ | (2,454) | $ | 4,559 |

(d) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2014:

| | | **Year Ended December 31, 2014** | | | | | |
| | | **Before Tax** | | **Income Tax Impact** | | **After Tax** | |
|---|---|---|---|---|---|---|---|
| Adjustments: | | | | | | | |
| Less: | Mark-to-Market Commodity Derivative Contracts Impact | $ | (800) | $ | 285 | $ | (515) |
| Add: | Impairments of Certain Assets | | 824 | | (271) | | 553 |
| Less: | Net Gains on Asset Dispositions | | (508) | | 21 | | (487) |
| Add: | Tax Expense Related to the Repatriation of Accumulated Foreign Earnings in Future Years | | — | | 250 | | 250 |
| Total | | $ | (484) | $ | 285 | $ | (199) |

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively**
**(Unaudited; in millions, except ratio data)**

The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **Return on Capital Employed (ROCE) (Non-GAAP) (Calculated Using GAAP Net Income)** | | | | | | |
| | | | | | | |
| Net Interest Expense (GAAP) | $ 235 | $ 214 | $ 210 | $ 130 | $ 101 | $ 52 |
| Tax Benefit Imputed (based on 35%) | (82) | (75) | (74) | (46) | (35) | (18) |
| After-Tax Net Interest Expense (Non-GAAP) - (a) | $ 153 | $ 139 | $ 136 | $ 84 | $ 66 | $ 34 |
| | | | | | | |
| Net Income (Loss) (GAAP) - (b) | $ 2,197 | $ 570 | $ 1,091 | $ 161 | $ 547 | $ 2,437 |
| | | | | | | |
| Total Stockholders' Equity (GAAP) - (d) | $ 15,418 | $ 13,285 | $ 12,641 | $ 10,232 | $ 9,998 | $ 9,015 |
| | | | | | | |
| Average Total Stockholders' Equity (GAAP)* - (f) | $ 14,352 | $ 12,963 | $ 11,437 | $ 10,115 | $ 9,507 | $ 8,003 |
| | | | | | | |
| Current and Long-Term Debt (GAAP) - (h) | $ 5,909 | $ 6,312 | $ 5,009 | $ 5,223 | $ 2,797 | $ 1,897 |
| Less: Cash | (1,318) | (876) | (616) | (789) | (686) | (331) |
| Net Debt (Non-GAAP) - (i) | $ 4,591 | $ 5,436 | $ 4,393 | $ 4,434 | $ 2,111 | $ 1,566 |
| | | | | | | |
| Total Capitalization (GAAP) - (d) + (h) | $ 21,327 | $ 19,597 | $ 17,650 | $ 15,455 | $ 12,795 | $ 10,912 |
| | | | | | | |
| Total Capitalization (Non-GAAP) - (d) + (i) | $ 20,009 | $ 18,721 | $ 17,034 | $ 14,666 | $ 12,109 | $ 10,581 |
| | | | | | | |
| Average Total Capitalization (Non-GAAP)* - (j) | $ 19,365 | $ 17,878 | $ 15,850 | $ 13,388 | $ 11,345 | $ 9,351 |
| | | | | | | |
| **ROCE (GAAP Net Income) - [(a) + (b)] / (j)** | 12.1% | 4.0% | 7.7% | 1.8% | 5.4% | 26.4% |
| | | | | | | |
| **Return on Equity (ROE) (GAAP)** | | | | | | |
| | | | | | | |
| **ROE (GAAP Net Income) - (b) / (f)** | 15.3% | 4.4% | 9.5% | 1.6% | 5.8% | 30.5% |

* Average for the current and immediately preceding year

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively**
**(Unaudited; in millions, except ratio data)**

The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

| | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| **Return on Capital Employed (ROCE) (Non-GAAP) (Calculated Using GAAP Net Income)** | | | | | | |
| Net Interest Expense (GAAP) | $ 47 | $ 43 | $ 63 | $ 63 | $ 59 | $ 60 |
| Tax Benefit Imputed (based on 35%) | (16) | (15) | (22) | (22) | (21) | (21) |
| After-Tax Net Interest Expense (Non-GAAP) - (a) | $ 31 | $ 28 | $ 41 | $ 41 | $ 38 | $ 39 |
| Net Income (Loss) (GAAP) - (b) | $ 1,090 | $ 1,300 | $ 1,260 | $ 625 | $ 430 | $ 87 |
| Total Stockholders' Equity (GAAP) - (d) | $ 6,990 | $ 5,600 | $ 4,316 | $ 2,945 | $ 2,223 | $ 1,672 |
| Average Total Stockholders' Equity (GAAP)* - (f) | $ 6,295 | $ 4,958 | $ 3,631 | $ 2,584 | $ 1,948 | $ 1,658 |
| Current and Long-Term Debt (GAAP) - (h) | $ 1,185 | $ 733 | $ 985 | $ 1,078 | $ 1,109 | $ 1,145 |
| Less: Cash | (54) | (218) | (644) | (21) | (4) | (10) |
| Net Debt (Non-GAAP) - (i) | $ 1,131 | $ 515 | $ 341 | $ 1,057 | $ 1,105 | $ 1,135 |
| Total Capitalization (GAAP) - (d) + (h) | $ 8,175 | $ 6,333 | $ 5,301 | $ 4,023 | $ 3,332 | $ 2,817 |
| Total Capitalization (Non-GAAP) - (d) + (i) | $ 8,121 | $ 6,115 | $ 4,657 | $ 4,002 | $ 3,328 | $ 2,807 |
| Average Total Capitalization (Non-GAAP)* - (j) | $ 7,118 | $ 5,386 | $ 4,330 | $ 3,665 | $ 3,068 | $ 2,652 |
| **ROCE (GAAP Net Income) - [(a) + (b)] / (j)** | **15.7%** | **24.7%** | **30.0%** | **18.2%** | **15.3%** | **4.8%** |
| **Return on Equity (ROE) (GAAP)** | | | | | | |
| **ROE (GAAP Net Income) - (b) / (f)** | **17.3%** | **26.2%** | **34.7%** | **24.2%** | **22.1%** | **5.2%** |

* Average for the current and immediately preceding year

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively**
**(Unaudited; in millions, except ratio data)**

The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

|  | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Return on Capital Employed (ROCE) (Non-GAAP) (Calculated Using GAAP Net Income)** | | | | | |
| Net Interest Expense (GAAP) | $ 45 | $ 61 | $ 62 | $ 49 | |
| Tax Benefit Imputed (based on 35%) | (16) | (21) | (22) | (17) | |
| After-Tax Net Interest Expense (Non-GAAP) - (a) | $ 29 | $ 40 | $ 40 | $ 32 | |
| Net Income (Loss) (GAAP) - (b) | $ 399 | $ 397 | $ 569 | $ 56 | |
| Total Stockholders' Equity (GAAP) - (d) | $ 1,643 | $ 1,381 | $ 1,130 | $ 1,280 | $ 1,281 |
| Average Total Stockholders' Equity (GAAP)* - (f) | $ 1,512 | $ 1,256 | $ 1,205 | $ 1,281 | |
| Current and Long-Term Debt (GAAP) - (h) | $ 856 | $ 859 | $ 990 | $ 1,143 | $ 745 |
| Less: Cash | (3) | (20) | (25) | (6) | (9) |
| Net Debt (Non-GAAP) - (i) | $ 853 | $ 839 | $ 965 | $ 1,137 | $ 736 |
| Total Capitalization (GAAP) - (d) + (h) | $ 2,499 | $ 2,240 | $ 2,120 | $ 2,423 | $ 2,026 |
| Total Capitalization (Non-GAAP) - (d) + (i) | $ 2,496 | $ 2,220 | $ 2,095 | $ 2,417 | $ 2,017 |
| Average Total Capitalization (Non-GAAP)* - (j) | $ 2,358 | $ 2,158 | $ 2,256 | $ 2,217 | |
| **ROCE (GAAP Net Income) - [(a) + (b)] / (j)** | **18.2%** | **20.2%** | **27.0%** | **4.0%** | |
| **Return on Equity (ROE) (GAAP)** | | | | | |
| **ROE (GAAP Net Income) - (b) / (f)** | **26.4%** | **31.6%** | **47.2%** | **4.4%** | |

* Average for the current and immediately preceding year

**EOG RESOURCES, INC.**
**Cash Operating Expenses per Barrel of Oil Equivalent (Boe)**
**(Unaudited; in thousands, except per Boe amounts)**

| | Year-To-Date (YTD) June 30, | Year-To-Date December 31, | | | |
|---|---|---|---|---|---|
| | 2018 | 2017 | 2016 | 2015 | 2014 |
| **Cash Operating Expenses (GAAP)*** | | | | | |
| Lease and Well | $ 614,668 | $ 1,044,847 | $ 927,452 | $ 1,182,282 | $ 1,416,413 |
| Transportation Costs | 354,754 | 740,352 | 764,106 | 849,319 | 972,176 |
| General and Administrative | 198,781 | 434,467 | 394,815 | 366,594 | 402,010 |
| Cash Operating Expense | 1,168,203 | 2,219,666 | 2,086,373 | 2,398,195 | 2,790,599 |
| Less: Legal Settlement - Early Leasehold Termination | — | (10,202) | — | (19,355) | — |
| Less: Voluntary Retirement Expense | — | — | (42,054) | — | — |
| Less: Acquisition Costs - Yates Transaction | — | — | (5,100) | — | — |
| Less: Joint Venture Transaction Costs | — | (3,056) | — | — | — |
| Less: Joint Interest Billings Deemed Uncollectible | — | (4,528) | — | — | — |
| **Adjusted Cash Operating Expenses (Non-GAAP) - (a)** | $ 1,168,203 | $ 2,201,880 | $ 2,039,219 | $ 2,378,840 | $ 2,790,599 |
| **Volume - Thousand Barrels of Oil Equivalent - (b)** | 123,291 | 222,251 | 204,929 | 208,862 | 217,073 |
| **Adjusted Cash Operating Expenses Per Boe (Non-GAAP) - (a) / (b)** | $ 9.48 | $ 9.91 (c) | $ 9.95 (d) | $ 11.39 (e) | $ 12.86 (f) |

| **Adjusted Cash Operating Expenses Per Boe (Non-GAAP) - Percentage Decrease** | |
|---|---|
| YTD 2017 compared to YTD 2016 - [(c) - (d)] / (d) | 0% |
| YTD 2017 compared to YTD 2015 - [(c) - (e)] / (e) | -13% |
| YTD 2017 compared to YTD 2014 - [(c) - (f)] / (f) | -23% |

*Includes stock compensation expense and other non-cash items.

**EOG RESOURCES, INC.**
**Third Quarter and Full Year 2018 Forecast and Benchmark Commodity Pricing**

   (a)  Third Quarter and Full Year 2018 Forecast

The forecast items for the third quarter and full year 2018 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

   (b)  Benchmark Commodity Pricing

EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

| | **Estimated Ranges**<br>**(Unaudited)** | | | | | |
|---|---|---|---|---|---|---|
| | 3Q 2018 | | | | Full Year 2018 | |
| **Daily Sales Volumes** | | | | | | |
| Crude Oil and Condensate Volumes (MBbld) | | | | | | |
|    United States | 401.0 | - | 409.0 | | 392.0 | - | 396.0 |
|    Trinidad | 0.5 | - | 0.7 | | 0.6 | - | 0.8 |
|    Other International | 0.0 | - | 5.0 | | 2.0 | - | 4.0 |
|      Total | 401.5 | - | 414.7 | | 394.6 | - | 400.8 |
| | | | | | | |
| Natural Gas Liquids Volumes (MBbld) | | | | | | |
|    Total | 110.0 | - | 120.0 | | 108.0 | - | 114.0 |
| | | | | | | |
| Natural Gas Volumes (MMcfd) | | | | | | |
|    United States | 960 | - | 1,010 | | 935 | - | 965 |
|    Trinidad | 245 | - | 275 | | 260 | - | 280 |
|    Other International | 25 | - | 35 | | 30 | - | 36 |
|      Total | 1,230 | - | 1,320 | | 1,225 | - | 1,281 |
| | | | | | | |
| Crude Oil Equivalent Volumes (MBoed) | | | | | | |
|    United States | 671.0 | - | 697.3 | | 655.8 | - | 670.8 |
|    Trinidad | 41.3 | - | 46.5 | | 43.9 | - | 47.5 |
|    Other International | 4.2 | - | 10.8 | | 7.0 | - | 10.0 |
|      Total | 716.5 | - | 754.6 | | 706.7 | - | 728.3 |

| | Estimated Ranges (Unaudited) | | |
|---|---|---|---|
| | 3Q 2018 | | Full Year 2018 |
| Operating Costs | | | |
| Unit Costs ($/Boe) | | | |
| Lease and Well | $ 4.50 - $ 4.90 | | $ 4.75 - $ 4.95 |
| Transportation Costs | $ 2.60 - $ 3.00 | | $ 2.70 - $ 2.90 |
| Depreciation, Depletion and Amortization | $ 12.90 - $ 13.30 | | $ 12.95 - $ 13.15 |
| Expenses ($MM) | | | |
| Exploration, Dry Hole and Impairment | $ 95 - $ 115 | | $ 370 - $ 410 |
| General and Administrative | $ 113 - $ 127 | | $ 415 - $ 445 |
| Gathering and Processing | $ 100 - $ 120 | | $ 420 - $ 460 |
| Capitalized Interest | $ 5 - $ 6 | | $ 22 - $ 24 |
| Net Interest | $ 62 - $ 64 | | $ 244 - $ 248 |
| Taxes Other Than Income (% of Wellhead Revenue) | 6.4% - 6.8% | | 6.5% - 6.9% |
| Income Taxes | | | |
| Effective Rate | 20% - 25% | | 20% - 25% |
| Current Tax (Benefit) / Expense ($MM) | $ (80) - $ (45) | | $ (310) - $ (270) |
| Capital Expenditures (Excluding Acquisitions, $MM) | | | |
| Exploration and Development, Excluding Facilities | | | $ 4,500 - $ 4,800 |
| Exploration and Development Facilities | | | $ 600 - $ 650 |
| Gathering, Processing and Other | | | $ 300 - $ 350 |
| Pricing - (Refer to *Benchmark Commodity Pricing* in text) | | | |
| Crude Oil and Condensate ($/Bbl) | | | |
| Differentials | | | |
| United States - above (below) WTI | $ (1.00) - $ 1.00 | | $ (1.00) - $ 1.00 |
| Trinidad - above (below) WTI | $ (8.50) - $ (6.50) | | $ (8.50) - $ (6.50) |
| Other International - above (below) WTI | $ 5.00 - $ 11.00 | | $ 3.00 - $ 9.00 |
| Natural Gas Liquids | | | |
| Realizations as % of WTI | 35% - 41% | | 37% - 41% |
| Natural Gas ($/Mcf) | | | |
| Differentials | | | |
| United States - above (below) NYMEX Henry Hub | $ (0.40) - $ 0.00 | | $ (0.30) - $ (0.10) |
| Realizations | | | |
| Trinidad | $ 2.20 - $ 2.60 | | $ 2.50 - $ 2.80 |
| Other International | $ 4.00 - $ 4.50 | | $ 4.15 - $ 4.45 |

Definitions

| | |
|---|---|
| $/Bbl | U.S. Dollars per barrel |
| $/Boe | U.S. Dollars per barrel of oil equivalent |
| $/Mcf | U.S. Dollars per thousand cubic feet |
| $MM | U.S. Dollars in millions |
| MBbld | Thousand barrels per day |
| MBoed | Thousand barrels of oil equivalent per day |
| MMcfd | Million cubic feet per day |
| NYMEX | U.S. New York Mercantile Exchange |
| WTI | West Texas Intermediate |